Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) – SECOND QUARTER 2013 RESULTS

Highlights

•	Seadrill Partners reports net income attributable to Seadrill Partners Members for the second quarter 2013 of US$22.1 million and net operating income for the second quarter of US$71.6 million.
•	Generated distributable cash flow of US$15.8 million for the second quarter 2013.
•	Completed the acquisition of the companies that own and operate the tender rig T-15 from Seadrill Limited for $210 million on May 17, 2013
•	Declared an increased distribution for the second quarter of US$0.4175 per unit.

Financial Results Overview

Seadrill Partners LLC1 reports:

Total contract revenues of US$158.6 million for the second quarter 2013 (the “second quarter”) compared to US$161.5 million in the first quarter of 2013 (the “first quarter”). The decline is primarily driven by 23 days downtime for the West Capricorn as a result of required equipment repairs. This has partly been offset by improvements in the West Capella’s uptime relative to the first quarter. The tender rig T-15 had little impact on operating income due to the fact that revenues and the majority of operating expenses prior to drilling operations commencement are capitalized and amortized over the contract period.

Net operating income for the quarter of US$71.6 million compared to US$74.7 million in the preceding quarter, the reduction as a result of the West Capricorn downtime.

Net Income for the quarter of US$77.2 million compared to US$61.3 million in the first quarter. This is after the recognition of non-cash gains on derivative instruments. Such items reflect a gain of US$27.0 million in the second quarter as compared to a gain of US$6.2 million for the first quarter as a result of an increase in long term interest rates.

Net income attributable to Seadrill Partners LLC Members was US$22.1 million for the second quarter compared to $19.8 million for the first quarter.

Distributable cash flow was US$15.8 million for Seadrill Partners’ second quarter as compared to US$18.0 for the first quarter2. The reduction is a result of the West Capricorn downtime.

1	All references to “Seadrill Partners” and “the Company” refer to Seadrill Partners LLC and its subsidiaries, including the operating companies that indirectly own interests in the drilling rigs, Seadrill Partners LLC owns: (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through its 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC and (iii) a 100% limited liability company interest in Seadrill Partners Operating LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own the West Aquarius, the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn. Seadrill Partners Operating LLC owns 100% of the entities that own and operate the T-15 tender barge.
2	Please see Appendix A for a reconciliation of DCF to net income, the most directly comparable GAAP financial measure.

Distribution for the period of US$0.4175 per unit, equivalent to an annual distribution of US$1.67, representing an approximate 8% increase from the Company’s minimum quarterly distribution.

Operations

During the second quarter, Seadrill Partners had an interest in five rigs in operation. The fleet is comprised of two semi-submersible rigs, one drillship and two tender rigs operating in Canada, the US Gulf of Mexico, Nigeria, Angola and Thailand respectively. During the quarter the T-15, which was acquired on May 17, 2013, underwent acceptance testing, during which time it received a slightly reduced dayrate, mobilized and then commenced operations on full rate in July 2013.

Other than the West Capricorn, the Company’s rigs performed well during the second quarter, achieving an overall economic utilization rate of 92% on average. The decline from the first quarter utilization of 96% is due to 23 days downtime for the West Capricorn as a result of required repairs and equipment change-outs.

Operating expenses for the second quarter were US$90.6 million, compared to US$96.1 million in the first quarter. The decrease in operating expenses is partly explained by lower operating costs for the West Aquarius rig after completing the start-up phase in Canada in the first quarter.

Acquisitions

On May 17, 2013 Seadrill Partners completed the acquisition of the companies that own and operate the tender rig T-15 from Seadrill Limited (“Seadrill”) for a total purchase price of $210 million. The T-15 is contracted with Chevron in Thailand at an initial contract dayrate of $115,500, which is subject to escalation to cover cost increases.

Financing and Liquidity

As of June 30, 2013, the Company had cash and cash equivalents, on a consolidated basis, of US$50.0 million and a revolving credit facility of US$300 million provided by Seadrill as the lender. As of June 30, 2013, US$69.6 million was drawn on this facility to finance short-term working capital needs and to help manage the Company’s debt amortization requirements. Total debt excluding the drawn revolver balance was US$1,262.2 million as of June 30, 2013; US$1,152.2 million of this debt was originally incurred by Seadrill, as borrower, in connection with its acquisition of the drilling rigs. Subsidiaries within the Seadrill Partners group that now own the drilling rigs entered into agreements with Seadrill, pursuant to which each rig owning subsidiary will make payments of principal and interest directly to Seadrill. These loan agreements with Seadrill Limited are classified as related party transactions.

The Company has four secured credit facilities, one of which matures in June 2014. The Company expects to refinance this facility ahead of its expiration either in the secured rig finance market or in the debt capital markets in order to achieve the most effective capital structure. The remaining three facilities expire in 2015, 2016, and 2017 respectively and a similar refinancing strategy should be expected at maturity debt levels or higher. Additionally the Company has a US$110 million vendor loan from Seadrill Limited maturing in 2016 relating to the acquisition of the T-15. The Board is confident that the facilities can be refinanced at attractive terms with improved repayment profiles. The Company’s goal is to achieve a capital structure independent of Seadrill Limited which will allow it to appropriately manage debt terms and debt amortization.

As of June 30, 2013, Seadrill Partners had interest rate swaps outstanding on principal debt of US$1,158.4 million. All of the interest rate swap agreements were entered into subsequent to the IPO Closing Date and represent approximately 87% of debt obligations as of June 30, 2013. The average swapped rate, excluding bank margins, is approximately 1.16%.

Market

The fundamental outlook for the oil and gas industry remains positive. Although overall E&P spending trends appear to be slowing it is apparent that the slowdown is primarily driven by onshore spending, especially in North American shale activity. The activity offshore is expected to continue to grow at a healthy pace with an emerging trend for deepwater development projects.

The number of deep and ultra-deepwater discoveries has increased materially since 2010 and the Company expects this trend to continue. Importantly, as these trends migrate from discoveries to development projects average contract terms are expected to increase as development plans typically have longer duration than exploration activities. Seadrill Partners’ tender rig fleet is also ideally positioned to take advantage of development spending trends as these assets are primarily used in development activities.

The market is also experiencing a distinct bifurcation trend. Sixth generation rigs are increasingly preferred by operators given their ability to perform dual activity drilling, greater BOP capability, higher variable deckloads, and higher hookload capacities. These technological developments make the rig better suited to drill a wide range of well designs and provide greater efficiency and safety than older generations. Seadrill Partners’ current ultra-deepwater rigs and potential dropdowns from Seadrill Limited are well positioned as premium units.

There is very limited ultra-deepwater availability and the Company believes the current orderbook will to a large extent be absorbed by increasing deep water demand and by replacement of the older mid and deepwater fleet. Utilization of modern higher specification rigs is therefore expected to remain at current levels.

During the third quarter leading edge dayrates continue to be in-line with first half 2013 levels with the most recent contracted dayrates ranging from US$550,000-US$650,000. Seadrill Partner’s ultra-deepwater rigs current dayrates range from US$487,000 per day to US$552,000 per day. As of June 30, 2013 Seadrill Partners’ total fleet’s average remaining contract term was 3.8 years. Given the Company’s expectation of continued strength in dayrates, it is possible that the Company’s below market contracts will be re-contracted at higher rates as their contracts expire. This may create the potential for increased distribution from existing assets.

Outlook

Having acquired the T-15 tender barge the Company is focused on completing its second acquisition, the tender barge T-16, soon. The T-16 is contracted for a five-year period with Chevron in Thailand at an initial contract dayrate of US$115,500, which is subject to escalation to cover cost increases. The rig underwent acceptance testing in Singapore prior to mobilizing to its drilling location and recently commenced its drilling contract.

The Company is also preparing for further acquisitions from Seadrill Limited. Pursuant to the omnibus agreement with Seadrill Limited, Seadrill Partners has the right to acquire from Seadrill Limited any drilling rig that enters into a contract with a firm term of five years or more. Seadrill Limited has an existing fleet of 11 ultra-deepwater rigs, as well as a newbuild program with 10 ultra-deepwater rigs on order. There is therefore a unique opportunity for high growth via further asset dropdowns. The company has also entered into discussions with customers to extend some of its existing operating agreements. The Board is hopeful that at least one of the units can be contracted for an extended period within the next quarter. The extended rate is likely to be higher than current rates. The Board is confident about Seadrill Partners ability to be able to grow its future earnings and distributions and be one of the fastest growing MLP’s in the years to come.

Average economic utilization of the Company’s rigs at 92% was adversely impacted by West Capricorn’s downtime. The third quarter will be positively impacted by the cash contribution of the T-15 tender barge. The West Aquarius has incurred a total of 13 days downtime during the third quarter which will negatively impact consolidated operating results. The rig is now operating well and results for the third quarter are otherwise expected to confirm good operational performance.

The Board is confident about the Company’s ability to grow its distributions in the future and is fully focused on the acquisition of new rigs in order to achieve this.

August 28, 2013
The Board of Directors
Seadrill Partners LLC
London, UK.

Questions should be directed to:
Graham Robjohns: Chief Executive Officer
Rune Magnus Lundetrae: Chief Financial Officer

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to make cash distributions, the expected performance of the drilling rigs in OPCO’s fleet, estimated duration of customer contracts, contract dayrate amounts and the Company’s ability to purchase drilling rigs from Seadrill Limited in the future are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS (1) (2)	Three months ended			Six months ended

	June 30, 2013	*March 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
(in US$ millions)	unaudited	unaudited	unaudited	unaudited	unaudited

Operating revenues
Contract revenues	$158.6	$161.5	$132.2	$320.1	$262.0
Reimbursable revenues	3.2	4.5	2.5	7.7	4.5
Other Revenues	0.4	4.8	3.7	5.2	8.5

Total operating revenues	162.2	170.8	138.4	333.0	275.0

Operating expenses
Vessel and rig operating expenses	59.0	64.5	46.9	123.5	88.7
Reimbursable expenses	3.0	4.4	2.3	7.3	4.1
Depreciation and amortization	22.3	21.6	16.6	43.9	30.9
General and administrative expenses	6.3	5.7	6.0	12.0	13.8

Total operating expenses	90.6	96.1	71.8	186.7	137.5

Net operating income	$71.6	$74.7	$66.6	$146.3	$137.5

Financial items
Interest income	0.9	0.5	0.0	1.4	1.2
Interest expense	(12.8)	(12.0)	(8.4)	(24.8)	(17.9)
Gain / (Loss) on derivative financial instruments	24.5	4.1	(9.1)	28.6	(10.5)
Other financial items	(0.3)	(0.7)	(1.2)	(1.0)	(1.4)

Total financial items	12.3	(8.1)	(18.7)	4.2	(28.6)

Income before income taxes	83.9	66.6	47.9	150.5	108.9
Income Taxes	(6.7)	(5.3)	(3.6)	(12.0)	(15.8)

Net income	$77.2	$61.3	$44.3	$138.5	$93.1

Net income attributable to the non-controlling interest	55.1	41.5	—	96.6	—
Net income attributable to Seadrill Partners LLC members	$22.1	$19.8	$44.3	$41.9	$93.1

Total units outstanding at the end of the period:
Common units (basic and diluted)	24,815,025	24,815,025	—	24,815,025	—
Subordinated units (basic and diluted)	16,543,350	16,543,350	—	16,543,350	—

*	Amounts related to periodic net settlement payments in relation to our interest rate swaps that are not designated as hedging instruments have been reclassified from interest expense to gain/(loss) on derivative financial instruments within the financial items section of the statement of operations from our previously reported first quarter 2013 results. The effect of this change for the first quarter of 2013 is a decrease of $2.1 million in interest expense and corresponding reduction in the gain on derivative financial instruments of $2.1 million. This reclassification had no impact on total financial items, net income or any other previously reported periods above.

CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS (1) (2)	At June 30, 2013	At December 31, 2012
(in US$ millions)	unaudited	unaudited

ASSETS
Current assets:
Cash and cash equivalents	$50.0	$19.5
Accounts receivables, net	181.5	134.1
Mobilization revenue receivable – short term	16.3	13.6
Amount due from related party	31.4	39.6
Other current assets	11.2	34.5

Total current assets	290.4	241.3

Non-current assets:	131.4	112.0
Newbuildings
Drilling rigs	2,075.2	2,103.0
Mobilization revenue receivable – long term	52.3	49.4
Deferred tax assets	0.6	0.6
Other non-current assets	5.6	9.2

Total non-current assets	2,265.1	2,274.2

Total assets	$2,555.5	$2,515.5

LIABILITIES AND MEMBERS’ CAPITAL / OWNERS EQUITY
Current liabilities:
Current portion of long-term related party payable	572.3	235.6
Revolving credit facility	69.6	—
Trade accounts payable and accruals	21.4	28.3
Deferred mobilization revenue – short-term	18.8	19.9
Related party payable	92.4	122.2
Other current liabilities	26.8	27.3

Total current liabilities	801.3	433.3

Non-current liabilities:
Long-term related party payable	689.9	1,057.1
Deferred mobilization revenue – long-term	37.1	41.1
Other non-current liabilities	—	0.4

Total non-current liabilities	727.0	1,098.6

Total Liabilities	1,528.3	1,531.9

Total equity and non-controlling interest	1,027.2	983.6

Total liabilities and equity	$2,555.5	$2,515.5

(1)	As of October 24, 2012, the financial statements of Seadrill Partners LLC (“the Company”) as a separate legal entity are presented on a consolidated basis. For periods prior to October 24, 2012, the results of operations and balance sheet have been carved out of the consolidated financial statements of Seadrill Limited and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Company’s interests in the four rigs in OPCO’s initial fleet. Accordingly, the historical combined carve-out interim financial statements prior to October 24, 2012 reflect allocations of certain administrative and other expenses, including share options and pension costs, mark-to-market valuations of interest rate and foreign currency swap derivatives. These allocated costs have been accounted for as an equity contribution in the combined consolidated balance sheets. The basis for the allocations are described in note 1 of the consolidated and combined carve-out financial statements contained in Company’s 2012 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

(2)	On May 17, 2013, the Company acquired from Seadrill interests in the subsidiaries that own and operate the Tender Rig T-15. This transaction is deemed to be a reorganization of entities under common control. As a result the Company’s balance sheets, statement of operations, cash flows and changes in members’ capital/owners equity have been restated in accordance with US GAAP to include the Tender Rig T-15, as if the Company had acquired the entities that own and operate the Tender Rig T-15 for the entire period that the entities have been under the common control of Seadrill. The periods restated include similar allocations as noted above.

APPENDIX A – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealised foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Maintenance and replacement capital expenditures, including expenditure on classification, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Seadrill Partners’ capital assets.

Distributable cash flow is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partner’s performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

For accounting purposes, in accordance with U.S. GAAP, Seadrill Partners is required to recognize in the statement of operations market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives. These are unrealized gains or losses included in the statement of operations and will only become realized if a derivative is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of distributable cash flow (“DCF”) as described below.

Distributable Cash Flow for the second quarter 2013	(unaudited)
(in US$ millions)	Three months ended June 30, 2013

Net income attributable to Seadrill Partners LLC members	$22.1
Interest income	(0.9)
Interest expense (including interest rate swap settlement amounts)	15.3
Gain on derivative financial instruments	(27.0)
Depreciation and amortization	22.3
Currency exchange loss	0.3
Income taxes	6.7
Non-controlling interest	55.1

EBITDA for the second quarter 2013	93.9
Add: Net mobilization earnings capitalized	2.3
Less: Amortization of Mobilization Revenue and Expenses	(2.3)
Adjusted EBITDA	93.9
Cash interest income	0.8
Cash interest expense	(12.2)
Cash tax paid	(9.8)
Pre acquisition losses of T-15 (April 1, 2013 – May 17, 2013)	0.8

Estimated maintenance and replacement capital expenditure[1]	(19.6)

Cash flow available for distribution	53.9
Cash flow attributable to non-controlling interest[2]	(38.1)
Distributable cash flow for the second quarter 2013	$15.8
Distribution declared for the period	$17.3
Coverage	0.91x

1	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as apposed to amounts actually spent. Seadrill LP (“OPCO”) must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.
2	The non-controlling interest comprises (i) the 70% Seadrill Limited partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius and the West Vencedor and (ii) the 49% Seadrill limited liability company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn. The non-controlling interest existed from the IPO closing date. There is no non-controlling interest existing for the T-15 rig.